UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of The Securities Exchange Act of 1934 and Rule 13e-3 thereunder)

WESTERN SIZZLIN CORPORATION
(Name of the Issuer)

WESTERN SIZZLIN CORPORATION,
THE STEAK N SHAKE COMPANY,
GRILL ACQUISITION CORPORATION,
SARDAR BIGLARI
AND
PHILIP L. COOLEY
(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

959542101
(CUSIP Number of Class of Securities)

Robyn B. Mabe Vice President and Chief Financial Officer Western Sizzlin Corporation 401 Albemarle Ave SE Roanoke, Virginia 24013 (540) 345-3195	Duane E. Geiger Interim Chief Financial Officer The Steak n Shake Company and Grill Acquisition Corporation 36 South Pennsylvania Street, Suite 500 Indianapolis, Indiana 46204 (317) 633-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Steven Wolosky Olshan Grundman Frome Rosenzweig & Wolosky LLP Park Avenue Tower, 65 East 55th Street New York, New York 10022 (212) 451-2300	Mark B. Barnes Ice Miller LLP One American Square, Suite 2900 Indianapolis, Indiana 46282-0002 (317) 236-2456

This statement is filed in connection with (check the appropriate box):

☑	(a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e- 3(c) under the Securities Exchange Act of 1934.
☑           (b)  The filing of a registration statement under the Securities Act of 1933.
☐           (c)  A tender offer.
☐           (d)  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☑
Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

INTRODUCTION

This Rule 13e-3 transaction statement on Schedule 13E-3 (this “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the following persons, which are collectively referred to as the “filing persons”:

•	Western Sizzlin Corporation, a Delaware corporation (“Western Sizzlin”);

•	The Steak n Shake Company, an Indiana corporation (“Steak n Shake”);

•	Grill Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Steak n Shake (“Merger Sub”);

•	Sardar Biglari; and

•	Philip L. Cooley

This Transaction Statement relates to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 22, 2009, by and among Western Sizzlin, Steak n Shake and Merger Sub.  Pursuant to the Merger Agreement, subject to Western Sizzlin stockholder approval and satisfaction or waiver of the other conditions specified in the Merger Agreement, on the closing date of the transaction Merger Sub will be merged with and into Western Sizzlin upon the terms and subject to the conditions set forth in the Merger Agreement, and Western Sizzlin will continue as the surviving company and will succeed to and assume all the rights and obligations of Merger Sub (the “Merger”).  Further, pursuant to the Merger Agreement, each share of Western Sizzlin’s common stock (other than shares held by Steak n Shake, Merger Sub or Western Sizzlin, or by Western Sizzlin stockholders who perfect and do not withdraw their appraisal rights under Delaware law) will be cancelled and converted into the right to receive a pro rata portion of a new issue, not exceeding $22,959,000 in aggregate principal amount, of 14% redeemable subordinated debentures to be issued by Steak n Shake (the “Debentures”).

Concurrently with the filing of this Amendment No. 1 to Transaction Statement, Western Sizzlin and Steak n Shake have filed with the SEC Amendment No. 1 to a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus (the “Proxy Statement/Prospectus”) relating to the registration of the Debentures and the special meeting of the Western Sizzlin stockholders.  At the Western Sizzlin special meeting, Western Sizzlin stockholders will be asked to consider and vote upon a proposal to approve and adopt the Merger Agreement and approve the Merger.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement/Prospectus of the information required to be included in response to the items of Schedule 13E-3.

The information contained in the Proxy Statement/Prospectus, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement/Prospectus and the annexes thereto. As of the date hereof, the Proxy Statement/Prospectus is in preliminary form and is subject to completion or amendment. All information contained in this Transaction Statement concerning any of the filing persons has been provided by such filing person and none of the filing persons takes responsibility for the accuracy of any information not supplied by such filing person.

More information regarding Western Sizzlin and Steak n Shake is available from their public filings with the SEC.  This Transaction Statement and the documents incorporated by reference in this Transaction Statement include certain forward-looking statements.  Forward-looking statements are those statements that describe management's beliefs and expectations about the future.  We have identified forward-looking statements by using words such as "anticipate," "believe," "could," "estimate," "may," "expect," and "intend."  Although we believe these expectations are reasonable, the operations of Western Sizzlin and Steak n Shake involve a number of risks and uncertainties, including those described in this Transaction Statement and other documents filed by Western Sizzlin or by Steak n Shake with the SEC.  These types of forward looking statements may prove to be incorrect.  Forward-looking statements made in documents incorporated into this disclosure by reference or otherwise made herein in relation to the going private transaction discussed herein, however, are not protected under the safe harbors provided by the Private Securities Litigation Reform Act of 1995.

ITEM 1.	SUMMARY TERM SHEET

Item 1001 of Regulation M-A:

The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“Summary”

“Questions and Answers About the Special Meeting and the Merger”

ITEM 2.	SUBJECT COMPANY INFORMATION

Item 1002 of Regulation M-A:

(a)   Name and Address.  The information set forth in the Proxy Statement/Prospectus under the captions “Summary—Information about the Companies—Western Sizzlin” and “Information About the Companies—Western Sizzlin Corporation” is incorporated herein by reference.

(b)   Securities.  The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference: “The Special Meeting—Western Sizzlin Record Date.”   The exact title of each class of the subject equity securities is “common stock, par value $0.01 per share.”

(c)-(d)   Trading Market and Price; Dividends. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—Information about the Companies—Western Sizzlin”

“Information about the Companies—Western Sizzlin”

"Recent Developments—Western Sizzlin Special Dividend"

“Market Price and Dividend Information”

“Special Factors—Dividends and Distributions”

(e)   Prior Public Offerings. None.

(f)   Prior Stock Purchases. The information set forth in the Proxy Statement/Prospectus under the caption “Other Important Information Regarding Western Sizzlin and Steak n Shake—Transactions in Western Sizzlin Common Stock” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

Item 1003 of Regulation M-A:

(a)-(c)   Name and address; Business and background of entities; Business and background of natural persons. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—Information about the Companies—Steak n Shake”

“Summary—Information about the Companies—Western Sizzlin”

“Summary—Information about the Companies—Merger Sub”

“Information about the Companies—Steak n Shake”

“Information about the Companies—Western Sizzlin”

“Information about the Companies—Merger Sub”

“Other Important Information Regarding Western Sizzlin and Steak n Shake—Summary of Western Sizzlin’s Business”

“Other Important Information Regarding Western Sizzlin and Steak n Shake—Management’s Discussion and Analysis of Financial Condition and Results of Operations of Western Sizzlin”

 “Other Important Information Regarding Western Sizzlin and Steak n Shake—Steak n Shake Management”

“Other Important Information Regarding Western Sizzlin and Steak n Shake—Western Sizzlin Management”

“Other Important Information Regarding Western Sizzlin and Steak n Shake—Security Ownership of Certain Beneficial Owners and Management”

 “Summary—Interests of Steak n Shake's and Western Sizzlin's Directors and Executive Officers in the Merger”

“Special Factors—Interests of Steak n Shake's and Western Sizzlin's Directors and Executive Officers in the Merger”

Each executive officer and director of Western Sizzlin, Steak n Shake and Merger Sub is a United States citizen.

ITEM 4.	TERMS OF THE TRANSACTION

Item 1004 of Regulation M-A:

(a)   Material Terms. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

 “Summary”

“Questions and Answers About the Special Meeting and the Merger”

 “Special Factors”

“The Merger Agreement”

“The Special Meeting”

“Description of Debentures”

“The Voting Agreements”

 “Material U.S. Federal Income Tax Consequences”

“Annex A—Agreement and Plan of Merger by and among Western Sizzlin, Steak n Shake and Merger Sub”

“Annex E—Form of Voting Agreement”

“Annex F—Form of Indenture, including form of Debenture”

(c)   Different Terms. None.

(d)   Appraisal Rights. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—The Merger”

“Questions and Answers About the Special Meeting and the Merger”

 “Special Factors—Appraisal Rights that may be Available in Connection with the Merger”

“Appraisal Rights”

"Annex D—Section 262 of the Delaware General Corporation Law"

(e)   Provisions For Unaffiliated Security Holders. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Special Factors—Provisions for Unaffiliated Stockholders”

“Where You Can Find More Information”

“Appraisal Rights”

"Annex D—Section 262 of the Delaware General Corporation Law"

(f)   Eligibility for Listing or Trading. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—Debentures”

“Risk Factors—Risks Relating to the Debentures”

 “Special Factors—Listing of the Debentures”

“Description of Debentures”

“Other Important Information Regarding Western Sizzlin and Steak n Shake—Comparison of Stockholder’s and Debenture Holder’s Rights.”

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 1005 of Regulation M-A:

(a)   Transactions. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary”

“Risk Factors—Risk Factors Relating to Western Sizzlin’s Ownership Structure”

“Special Factors—Background of the Merger”

“Other Important Information Regarding Western Sizzlin and Steak n Shake—Certain Transactions with Directors, Executive Officers and Affiliates”

“Where You Can Find More Information”

(b)-(c)   Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary— Information about the Companies—Western Sizzlin”

“Special Factors—Background of the Merger”

“The Merger Agreement”

“Other Important Information Regarding Western Sizzlin and Steak n Shake—Certain Transactions with Directors, Executive Officers and Affiliates”

“The Voting Agreements”

“Annex A—Agreement and Plan of Merger”

“Annex E —Form of Voting Agreement”

(e)   Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“The Merger Agreement”

“Certain Transactions with Directors, Executive Officers and Affiliates”

“The Voting Agreements”

“Annex A—Agreement and Plan of Merger”

“Annex E— Form of Voting Agreement”

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Item 1006 of Regulation M-A:

(b)   Use of Securities Acquired. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Special Factors—Completion of the Merger”

“The Merger Agreement—Special Dividend and Merger Consideration”

“The Merger Agreement—Surrender and Conversion of Shares”

 (c)   Plans. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Western Sizzlin Special Committee; Reasons for, and Effects and Fairness of, the Merger”

“Special Factors—Recommendation of the Western Sizzlin Board of Directors; Reasons for, and Effects and Fairness of, the Merger”

“Special Factors—Recommendation of the Steak n Shake Special Committee; Reasons for, and Effects and Fairness of, the Merger”

“Special Factors—Approval of the Steak n Shake Board of Directors; Reasons for, and Effects and Fairness of, the Merger”

“Special Factors—Completion of the Merger”

“Special Factors— Purposes of the Merger for the Schedule 13e-3 Filing Persons”

“Special Factors— Plans for Western Sizzlin after the Merger”

 “The Merger Agreement—Surrender and Conversion of Shares”

“Annex A—Agreement and Plan of Merger”

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Item 1013 of Regulation M-A:

(a)-(c)   Purposes; Alternatives; Reasons. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—Recommendations of the Special Committees and the Boards of Directors”

“Summary—Reasons for the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Western Sizzlin Special Committee; Reasons for, and Effects and Fairness of, the Merger”

“Special Factors—Recommendation of the Western Sizzlin Board of Directors; Reasons for, and Effects and Fairness of, the Merger”

“Special Factors—Recommendation of the Steak n Shake Special Committee; Reasons for, and Effects and Fairness of, the Merger”

“Special Factors—Approval of the Steak n Shake Board of Directors; Reasons for, and Effects and Fairness of, the Merger”

“Special Factors—Position of Schedule 13e-3 Filing Persons as to the Fairness of the Merger”

“Special Factors— Purposes of the Merger for the Schedule 13e-3 Filing Persons”

“Special Factors— Plans for Western Sizzlin after the Merger”

 “Special Factors—Alternatives to the Merger Considered by the Steak n Shake Special Committee and the Western Sizzlin Special Committee”

(d)   Effects. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—The Merger”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Completion of the Merger”

“Special Factors—Opinion of the Financial Advisor of the Western Sizzlin Special Committee”

“Special Factors—Opinion of the Financial Advisor of the Steak n Shale Special Committee”

“Special Factors—Material U.S. Federal Income Tax Consequences”

“Description of the Merger Agreement”

“Description of the Debentures”

"Comparison of Stockholder's and Debenture Holder's Rights"

“Material U.S. Federal Income Tax Consequences”

“Annex A—Agreement and Plan of Merger”

ITEM 8.	FAIRNESS OF THE TRANSACTION

Item 1014 of Regulation M-A:

(a)-(b)   Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—The Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Western Sizzlin Special Committee; Reasons for, and Effects and Fairness of, the Merger”

“Special Factors—Recommendation of the Western Sizzlin Board of Directors; Reasons for, and Effects and Fairness of, the Merger”

“Special Factors—Recommendation of the Steak n Shake Special Committee; Reasons for, and Effects and Fairness of, the Merger”

“Special Factors—Approval of the Steak n Shake Board of Directors; Reasons for, and Effects and Fairness of, the Merger”

“Special Factors—Interests of Steak n Shake’s and Western Sizzlin’s Directors and Executive Officers in the Merger”

“Special Factors—Position of Schedule 13e-3 Filing Persons as to the Fairness of the Merger”

“Special Factors—Alternatives to the Merger Considered by the Steak n Shake Special Committee and the Western Sizzlin Special Committee”

“Special Factors—Opinion of the Financial Advisor of the Western Sizzlin Special Committee”

“Special Factors—Opinion of the Financial Advisor of the Steak n Shake Special Committee”

“Annex B—Opinion of B. Riley & Co., LLC”

“Annex C—Opinion of Duff & Phelps, LLC.”

(c)   Approval of Security Holders. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—Western Sizzlin Special Meeting”

“Questions and Answers About the Merger”

“Special Factors—Recommendation of the Western Sizzlin Special Committee; Reasons for, and Effects and Fairness of, the Merger”

“Special Factors—Recommendation of the Western Sizzlin Board of Directors; Reasons for, and Effects and Fairness of, the Merger”

“The Special Meeting—Required Votes”

(d)-(e)   Unaffiliated Representative; Approval of Directors. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—The Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Western Sizzlin Special Committee; Reasons for, and Effects and Fairness of, the Merger”

“Special Factors—Recommendation of the Western Sizzlin Board of Directors; Reasons for, and Effects and Fairness of, the Merger”

“Special Factors—Recommendation of the Steak n Shake Special Committee; Reasons for, and Effects and Fairness of, the Merger”

“Special Factors—Approval of the Steak n Shake Board of Directors; Reasons for, and Effects and Fairness of, the Merger”

“Special Factors—Position of 13e-3 Filing Persons as to the Fairness of the Merger”

“Annex B—Opinion of B. Riley & Co., LLC”

“Annex C—Opinion of Duff & Phelps, LLC.”

(f)   Other Offers. None.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Item 1015 of Regulation M-A:

(a)-(b)   Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

 “Summary—Recommendations of the Special Committees and the Boards of Directors”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Western Sizzlin Special Committee; Reasons for, and Effects and Fairness of, the Merger”

“Special Factors—Recommendation of the Western Sizzlin Board of Directors; Reasons for, and Effects and Fairness of, the Merger”

“Special Factors—Recommendation of the Steak n Shake Special Committee; Reasons for, and Effects and Fairness of, the Merger”

“Special Factors—Approval of the Steak n Shake Board of Directors; Reasons for, and Effects and Fairness of, the Merger”

“Special Factors—Position of 13e-3 Filing Persons as to the Fairness of the Merger”

“Special Factors—Opinion of the Financial Advisor of the Western Sizzlin Special Committee”

“Special Factors—Opinion of the Financial Advisor of the Steak n Shake Special Committee”

“Annex B—Opinion of B. Riley & Co., LLC”

“Annex C—Opinion of Duff & Phelps, LLC.”

(c)   Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Steak n Shake or Western Sizzlin, as applicable, during normal business hours by any interested holder of Steak n Shake common stock or Western Sizzlin common stock or its representative who has been so designated in writing, as applicable.

ITEM 10.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 1007 of Regulation M-A:

(a)-(d)   Source of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference: “Special Factors—Sources of Funds; Fees and Expenses.”

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 1008 of Regulation M-A:

(a)   Securities Ownership. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—Information about the Companies—Western Sizzlin”

“Summary—The Merger”

“Special Factors—Interests of Steak n Shake's and Western Sizzlin's Directors and Executive Officers in the Merger"

“Other Important Information Regarding Western Sizzlin and Steak n Shake—Security Ownership of Certain Beneficial Owners and Management”

(b)   Securities Transactions.  The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Other Important Information Regarding Western Sizzlin and Steak n Shake—Transactions in Western Sizzlin Common Stock”

ITEM 12.	THE SOLICITATION OR RECOMMENDATION

Item 1012 of Regulation M-A:

(d)   Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“The Special Meeting”

“Questions and Answers About the Special Meeting and the Merger”

 “Special Factors—Background of the Merger”

“Special Factors—Interests of Steak n Shake's and Western Sizzlin's Directors and Executive Officers in the Merger”

“Special Factors—Recommendation of the Western Sizzlin Special Committee; Reasons for, and Effects and Fairness of, the Merger”

“Special Factors—Recommendation of the Western Sizzlin Board of Directors; Reasons for, and Effects and Fairness of, the Merger”

“The Special Meeting—Directors and Executive Officers; Voting Agreements”

“The Voting Agreements”

“Annex A—Agreement and Plan of Merger”

“Annex E—Form of Voting Agreement”

(e)   Recommendation of Others. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—The Merger”

“Questions and Answers About the Special Meeting and the Merger”

“Summary—Interests of Steak n Shake's and Western Sizzlin's Directors and Executive Officers in the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Western Sizzlin Special Committee; Reasons for, and Effects and Fairness of, the Merger”

“Special Factors—Recommendation of the Western Sizzlin Board of Directors; Reasons for, and Effects and Fairness of, the Merger”

“Special Factors—Recommendation of the Steak n Shake Special Committee; Reasons for, and Effects and Fairness of, the Merger”

“Special Factors—Approval of the Steak n Shake Board of Directors; Reasons for, and Effects and Fairness of, the Merger”

“Special Factors—Position of 13e-3 Filing Persons as to the Fairness of the Merger”

 “Special Factors—Interests of Steak n Shake's and Western Sizzlin's Directors and Executive Officers in the Merger”

ITEM 13.	FINANCIAL STATEMENTS

Item 1010 of Regulation M-A:

(a)   Financial Information. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

"Selected Consolidated Financial Data of Steak n Shake"

“Selected Historical Consolidated Financial Data of Western Sizzlin”

“Other Important Information Regarding Western Sizzlin and Steak n Shake—Steak n Shake’s Ratio of Earnings to Fixed Charges”

“Other Important Information Regarding Western Sizzlin and Steak n Shake—Western Sizzlin’s Ratio of Earnings to Fixed Charges”

“Other Important Information Regarding Western Sizzlin and Steak n Shake—Western Sizzlin’s Book Value Per Share”

“Where You Can Find More Information”

“Index to Western Sizzlin’s Financial Statements”

 (b)   Pro Forma Information.  Not Applicable.

ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Item 1009 of Regulation M-A:

(a)-(b)   Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—Western Sizzlin Special Meeting”

“The Special Meeting—Solicitation of Proxies”

ITEM 15.	ADDITIONAL INFORMATION

Item 1011(b) of Regulation M-A:

(b)   Other Material Information. The entirety of the Proxy Statement/Prospectus, including all annexes thereto, is incorporated herein by reference.

ITEM 16.	EXHIBITS.

Item 1016 of Regulation M-A:

(a) (1)  Proxy Statement/Prospectus of Steak n Shake and Western Sizzlin, incorporated herein by reference to the registration statement on Form S-4 filed by Steak n Shake on November 17, 2009, as amended by Amendment No. 1 dated December 24, 2009.

(a) (2)   Form of Western Sizzlin Proxy Card filed as Exhibit 99.3 to the Proxy Statement/Prospectus, incorporated herein by reference.

(a) (3)   Investor Presentation by Western Sizzlin (previously filed as Rule 14(a)(12) proxy solicitation materials on Form DEFA14A, dated August 13, 2009, and incorporated herein by reference).

(c) (1)   Opinion of B. Riley & Co. LLC to the Western Sizzlin special committee, dated October 22, 2009 (attached as Annex B to the Proxy Statement/Prospectus, and incorporated herein by reference).

(c) (2)   Opinion of Duff & Phelps, LLC ("Duff & Phelps") to the special committee of Steak n Shake, dated October 21, 2009  (attached as Annex C to the Proxy Statement/Prospectus, and incorporated herein by reference).

(c) (3) *     Presentation of Duff & Phelps to the Steak n Shake special committee, dated October 21, 2009.

(c) (4)   Draft Presentation of Duff & Phelps to the Steak n Shake special committee, dated July [__], 2009.

(c) (5) Draft Presentation of B. Riley to the Western Sizzlin special committee, dated August 6, 2009.

(c) (6) Presentation of B. Riley to the Western Sizzlin special committee, dated October 22, 2009.

(d) (1)   Agreement and Plan of Merger, dated October 22, 2009, by and among Grill Acquisition Corporation, Western Sizzlin Corporation and The Steak n Shake Company (attached as Annex A to the Proxy Statement/Prospectus and incorporated herein by reference).

(d) (2)   Voting Agreement, dated October 22, 2009 between The Steak n Shake Company and Dash Acquisitions LLC (filed as Exhibit 99.1 to the Proxy Statement/Prospectus, incorporated herein by reference).

(d) (3)   Voting Agreement, dated October 22, 2009 between The Steak n Shake Company and The Lion Fund, L.P. (filed as Exhibit 99.2 to the Proxy Statement/Prospectus, incorporated herein by reference)

(f) (1)   Dissenters’ rights of appraisal are described under the following captions in the Proxy Statement/Prospectus, which are incorporated herein by reference:

“Summary—The Merger”

“Questions and Answers About the Special Meeting and the Merger”

 “Special Factors—Appraisal Rights that may be Available in Connection with the Merger”

“Appraisal Rights”

"Annex D – Section 262 of the Delaware General Corporation Law"

(g)    None.

* Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE STEAK N SHAKE COMPANY

By:	/s/ Sardar Biglari
Sardar Biglari
Chairman and Chief Executive Officer

Date: December 24, 2009

WESTERN SIZZLIN CORPORATION

By:	/s/ Sardar Biglari
Sardar Biglari
Chairman and Chief Executive Officer

Date: December 24, 2009

GRILL ACQUISITION CORPORATION

By:	/s/ William J. Regan, Jr. *
William J. Regan, Jr. President
Date: December 24, 2009

/s/ Sardar Biglari
SARDAR BIGLARI

Date: December 24, 2009

/s/ Philip L. Cooley *
PHILIP L. COOLEY

Date: December 24, 2009

*	By:	/s/ Sardar Biglari
Sardar Biglari
Attorney-in-fact